Filed by Wright Medical Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

Commission File No.: 001-35823

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CORPORATE PARTICIPANTS

Julie Tracy Wright Medical Group, Inc. - SVP and Chief Communications Officer

Bob Palmisano Wright Medical Group, Inc. - President and CEO

Lance Berry Wright Medical Group, Inc. - SVP and CFO

CONFERENCE CALL PARTICIPANTS

Matthew O’Brien Piper Jaffray & Co. – Analyst

Richard Newitter Leerink Partners – Analyst

Chris Pasquale JPMorgan Securities Inc. – Analyst

Glenn Novarro RBC Capital Markets – Analyst

Jeff Johnson Robert W. Baird & Company – Analyst

Kaila Krum William Blair & Company – Analyst

Mike Matson Needham & Company – Analyst

Raj Denhoy Jefferies & Company – Analyst

Jason Wittes Brean Capital – Analyst

Larry Biegelsen Wells Fargo Securities, LLC – Analyst

Mark Landy Summer Street Research Partners – Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Q4 2014 Wright Medical Group Inc. earnings conference call. My name is Jasmine and I will be your operator for today. (Operator Instructions) As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the conference over to your host for today. Ms. Julie Tracy, please proceed.

Julie Tracy - Wright Medical Group, Inc. - SVP and Chief Communications Officer

Thank you and good afternoon, everyone. Welcome to Wright Medical Group’s fourth-quarter 2014 conference call. We appreciate you joining us. I am Julie Tracy, Wright’s Chief Communication Officer. With me on the call today are Bob Palmisano, Wright’s President and Chief Executive Officer, and Lance Berry, Wright’s Chief Financial Officer.

This afternoon, we issued an 8-K containing our fourth-quarter 2014 results, which includes our fourth-quarter press release. A copy of that Form 8-K and associated press release is available on our website at wmt.com.

We are experiencing an unexpected delay with our wire service and therefore, our press release with our fourth-quarter 2014 results is expected to be issued later this afternoon. The Form 8-K that we issued contains a full copy of the press release, so please visit our website at wmt.com for a copy.

The agenda for this call will include a business update from Bob, a review of our financial results from Lance, followed by a question-and-answer session, and conclude with closing comments from Bob.

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Before we begin, I would like to remind you that this presentation includes forward-looking statements, including statements about our outlook for 2015, the proposed transaction with Tornier, and Augment Bone Graft. Each forward-looking statement contained in this presentation is subject to risks and uncertainties that could cause actual results to differ materially from those projected in such statements. Additional information regarding these factors appears in the slide entitled cautionary note regarding forward-looking statements.

Information about Wright’s specific risks can be found under the heading risk factors in our annual report for the fiscal year ended December 31, 2014, that will be filed with the Securities and Exchange Commission and available at www.sec.gov and on our website at www.wmt.com. Information about risks related to Tornier can be found in the same places in their SEC filings. The forward-looking statements in this presentation speak only as of the original date of this presentation and we undertake no obligation to update or revise any of these statements.

Our earnings release and today’s discussion also include certain non-GAAP financial measures. Please refer to the reconciliations, which appear in the tables of today’s press release, and are otherwise available on our website. Note further that our Form 8-K filed today provides a detailed narrative that describes the use of such measures.

And with that introduction, it’s now my pleasure to turn the call over to Bob Palmisano. Bob?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Thanks, Julie, and welcome to everyone joining us today. The most important parts of our business are very strong as we exit 2014. Specifically, pro forma US foot and ankle growth of 16.5% and total ankle growth of 38% were both up significantly.

We also saw continued gains in foot and ankle sales force productivity and achieved our goal of exiting 2014 at over $1 million per rep, up from $600,000 in 2012. This performance was driven by new product launches, more effective medical education, and executing on our plan to improve selling effectiveness through improved rep training, disciplined sales management, and aligned compensation plans. Given our sustained focus on – and attention in this area, we also believe we can reach a meaningfully higher level than that goal in the future.

Now moving to our INFINITY launch. Our new INFINITY total ankle is off to a great start and drove very strong global total ankle growth of 38% in the fourth quarter, despite a tough prior-year comp. We set new Company records for foot and ankle sales in December and in Q4.

In addition, we trained approximately 450 total ankle physicians in 2014, also a record number. These results were driven by the implementation of a rapid adoption process, which continues to yield excellent results and our sustained focus on physician training.

What we’ve seen is that physicians who do cases right after training adopt and physicians who do multiple cases close to their training convert. All of these together contribute to a strong positive momentum, as we saw exiting the year, and this strong momentum continues so far in 2015.

We have consistently said upper extremities and biologics are two areas of our business that need external catalysts to drive meaningful improvement. And without a catalyst, these two areas will continue to experience declines. With the announcement of the merger with Tornier and the receipt of the Augment approval letter, we are addressing both of these areas with very strong solutions.

And when you put all this together, you have the premier high-growth global extremities biologics company that is uniquely positioned for success in upper extremities, lower extremities, and biologics.

Switching now to Augment. As we previously announced, one of our vendors received a Form 483 at the completion of a recent FDA preapproval inspection for Augment Bone Graft. We also said the vendor submitted a full response to the FDA at the end of January.

The FDA has confirmed they received the vendor’s response and are reviewing it. For guidance purposes, we are assuming a mid-Q2 approval for Augment Bone Graft.

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While we are very mindful that Augment is not yet approved, we are using this time to get ready internally to bring Augment Bone Graft to the US market. We have already begun training our US foot and ankle sales organization and have prepared our supply chain. We will be ready to launch Augment in the US immediately upon receipt of the final approval order from the FDA.

Turning now to our planned merger with Tornier. As we’ve previously announced, Wright received a second request from the FTC in connection with the proposed merger with Tornier on January 28, 2015. The second request asked for further information regarding certain lower extremity products that accounted for in the aggregate global revenue of approximately $21 million and US revenue of approximately $14.9 million, which was less than the $15 million US revenue threshold identified in the merger agreement.

Regarding the FTC, we basically have two alternatives. We can respond to the FTC’s second request and attempt to persuade the FTC that as we believe strongly that the proposed transaction with Tornier should not raise antitrust concerns. Or we can pursue a divestiture of the lower extremity products cited in the FTC second request.

We think we have good arguments to address the FTC’s concerns. However, time to close is also an important consideration and there is little doubt pursuing a second request alternative would likely be more time-consuming than the divestiture option.

As we have stated, we do not believe the divestiture of assets in question undermines the strategic rationale for the merger. So we have again taken steps to explore the divestiture option.

As I said, time to close is important. So at this point in time, you should assume the more likely outcome is divestiture of the lower extremity products cited in the FTC’s second request.

We continue to believe the economics and strategic rationale of the transaction will not materially be affected and the transaction will close. From a timing standpoint, we continue to believe a second-quarter 2015 closing is still possible, but is a best case scenario.

In addition to obtaining FTC clearance, the proposed transaction remains subject to customary closing conditions, including approval by both Wright and Tornier shareholders.

This combination will create the premier global extremities biologics company with unsurpassed reach. Together we would have the most comprehensive upper and lower extremity product portfolios and go-to-marketing, expanding our strong position and further accelerate our growth opportunities and path to profitability, all of which we believe will generate long-term shareholder value.

Since the merger announcement, a joint integration team has been working diligently to determine our path to the future and plan the details around this combination. Business continuity and a positive customer experience are top priorities and we are highly focused on ensuring that disruption is minimized during the transaction and integration period.

In late January, we announced the global executive leadership team for the new Wright Medical, which includes three dedicated presidents for upper extremities, lower extremities, biologics, and international. Additional organization planning is underway and we look forward to sharing more details on our integration plans and progress on future calls.

Before I turn the call over to Lance, I did want to briefly discuss our 2015 guidance. Our 2015 standalone guidance assumes continued strong mid-teens growth in our US foot and ankle and international businesses.

Both our upper extremity and biologics businesses are expected to remain soft, but we believe both these areas will be addressed by the pending merger with Tornier and the anticipated final FDA approval of Augment Bone Graft. In fact, we’re already seeing some distraction in our upper extremity business.

We also expect to see continued strong gross margins with the increase of approximately 100 basis points over 2014. We still see a significant opportunities to improve gross margins over time to 80%-plus as we continue to see benefits from our Vital Few initiative to improve gross margins.

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We will continue to focus on improving our execution to realize our full potential and believe that the positive progress we saw exiting the fourth quarter is setting us up well for accelerating growth and margin expansion in the coming quarters. We plan to provide updated combined guidance following the close of the pending merger with Tornier.

We will also continue to execute the requirements of our corporate integrity agreement and ensure that our compliance system continues to promote the highest standards of ethical and legal conduct in all the markets that we serve.

In closing, we are focused on our 2015 commitments, including final FDA approval and successful launch of Augment Bone Graft and the close of our merger with Tornier. The US foot and ankle market remains one of the healthiest and fastest-growing markets within orthopedics, with growth of about 10%, little or no pricing pressure, and continued opportunities for market expansion. The lower extremity market shows no sign of slowing down anytime soon.

These market dynamics, combined with the best product portfolio on the market, a large direct sales force, and our ability to increase our average selling prices in 2014 give me confidence that we will continue to derive strong growth in our foot and ankle business.

In addition, our recently completed convertible debt offering provides us with the increased financial flexibility to fund the growth and profitability opportunities of the newly combined business with Tornier. We believe that our pending merger with Tornier will enhance shareholder value through the creation of the premier high-growth and profitable extremities biologics company that is uniquely positioned with leading technologies and specialized sales forces in three of the fastest-growing areas of orthopedics.

That leadership will further be enhanced by the anticipated launch of Augment Bone Graft, which will add additional depth to what we — the most comprehensive extremities and biologics product portfolio in the industry as well as providing a platform technology for future new product development.

I also want to reiterate how enthusiastic I am about the significant strategic growth opportunities we have with Tornier and how personally excited I am to lead the combined Company into the future.

With that, I’ll ask Lance to provide further details on the fourth quarter and our 2015 guidance. Lance?

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Thanks, Bob. As we get started, please note that unless otherwise stated, all of today’s discussions regarding our sales growth rates refer our constant currency growth rates and our results of operations refer to our as-adjusted results, including stock-based compensation, as described by Julie during the introduction of our call.

As a reminder, as a result of the previously announced acquisition of our hip and knee business by MicroPort Scientific, all current and historical operating results for the OrthoRecon business are reflected in discontinued operations. Unless otherwise noted, today’s discussions refer to our results from continuing operations.

Globally, the foot and ankle business grew 34% on a constant currency basis, driven by US foot and ankle growth of 39% and international foot and ankle growth of 20%. In addition to growth in our core business, global foot and ankle growth was positively impacted by the Solana Surgical and OrthoPro acquisitions completed in Q1 and international foot and ankle growth was positively impacted by the Biotech acquisition completed in November of last year.

As we did on our last call, we will provide some estimated pro forma growth rates and commentary on the drivers of those growth rates to assist you with your modeling and to provide additional transparency on the trajectory of our business.

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First, I will discuss the US business. On a pro forma basis, US foot and ankle growth was approximately 16.5% in Q4, driven by total ankle growth of 38% and continued improvement in our core foot and ankle business. On a pro forma basis, our US biologics business grew 1% and the US upper extremity business declined 14%.

We are pleased with the rate of progress in our US foot and ankle business and believe the close of the merger with Tornier later this year and the launch of Augment in the first half of 2015 will provide the catalysts to drive growth in the biologics and upper extremities areas of our business.

Our international business grew 7% on a pro forma constant currency basis this quarter. As we noted previously, we continue to experience some negative impact of supply planning in our distributor markets, while our direct markets are performing well.

As we move on to some detail below the sales line, please note that the expenses of the business are not really apples to apples to prior year, as the prior year does not reflect any expensed dissynergies associated with the split of the business.

Beginning with our Q4 gross margin, overall, we achieved 77.1% for the quarter, which increased slightly from Q3 and increased 50 basis points over prior year. While this is slightly behind where we originally anticipated we would be finishing the year, nothing has changed with regard to our ability to achieve 80%-plus gross margins over time, but the slower revenue ramp impacted the amount of progress we were able to make in 2014.

As to the line items making up our Q4 operating expenses, selling, general, and administrative expenses totaled 79.4% of sales for the fourth quarter compared to 83.1% in the prior-year period. The decrease as a percent of sales is driven primarily by the impact of higher Q4 revenue driving leverage in the fixed-cost structure and lower levels of incentive compensation.

R&D expense totaled $6.4 million in Q4 of 2014 and $5.4 million in Q4 of 2013. And finally, amortization expense was approximately $2.4 million compared to $1.1 million in the prior year.

Below the operating income line, net interest expense and other expense totaled $3 million for Q4. Our Q4 effective tax rate as adjusted was approximately 6.3% for the quarter as compared to 39.5% in the prior-year period.

As a reminder, last year, we recorded non-cash tax valuation allowance in Q4 against our deferred tax assets in US jurisdictions. Our full-year tax rate was roughly zero.

Finally, for share count, our Q4 per-share results as adjusted are based on average diluted shares of 50.7 million for Q4 of this year and average diluted shares of 46.9 million for Q4 2013.

Moving on to the balance sheet and cash flow, our combined cash and marketable securities balance totaled approximately $230 million as of December 31, 2014.

I will now provide some detail on our current sales and adjusted EBITDA outlook for full year 2015, including providing some color on the line items of our income statement to assist you with your modeling and provide some insight into the key drivers of the business in 2015. Please note that this guidance is for full year 2015 for Wright on a standalone basis.

We fully expect to close the merger with Tornier during 2015, but at this point, we do not have clarity on the timing of close and therefore cannot provide specific 2015 guidance for the combined Company. Once closed, we will be able to provide updated guidance for the combined Company for the remainder of the year.

We are providing standalone guidance to provide you with context on how we currently view the trajectory of the business and to assist you with your modeling between now and close. But please note that once we close, this guidance will no longer be valid.

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Consistent with past practice, please note that our guidance ranges and assumptions for 2015 exclude any consideration for the effect of potential future acquisitions or any other possible material business developments.

Additionally, it is important to note that we will be using a number of non-GAAP financial measures to describe our outlook for the business. In particular, unless stated otherwise, all of today’s discussions regarding results of operations refer to our as-adjusted results of continuing operations. Our press release filed today notes those items that are excluded from our as-adjusted results.

Starting now with sales, we anticipate net sales from continuing operations for 2015 in the range of $325 million to $335 million, representing constant currency growth of 13% to 16%. This guidance range assumes $10 million to $12 million in US revenue from Augment based on final approval by the middle of the second quarter of 2015. We will update this guidance once we know more about the exact timing of FDA approval.

Our guidance range also includes the negative impact from currency of approximately $12 million or 4% as compared to 2014. Our currency assumptions are slightly conservative to current levels and if rates were to remain constant at their current levels, it would positively impact our as-reported results by approximately 1 percentage point as compared to our current guidance range.

Now moving into a more detailed discussion of individual line items. We anticipate our US foot and ankle business to grow in the 15% to 17% range as we continue to focus on customer conversion initiative and sales execution in our core products.

US Biologics, excluding Augment, is anticipated to have low single-digit declines and US upper extremities will continue to decline in the mid-teens range. International revenue is expected to grow in the mid-teens on a constant currency basis. Altogether, these assumptions make up the midpoint of our guidance range of approximately $330 million. This completes my prepared comments on revenue.

With regards to EBITDA, we will remain confident in our ability to improve gross margins meaningfully, leverage our corporate cost structure, and generate EBITDA margins in the 20% range 3 to 4 years post the merger with Tornier. However, in the near term, we have some headwinds that result in 2015 adjusted EBITDA generally in line with 2014. Before I move into discussion of specific line items, I will first provide some color on these headwinds.

The first headwind is cost related to Augment. The Augment approval and launch will be a game changer for Wright, but there are investments in the launch, cost associated with the manufacturing transfer of PDGF to a new vendor, and required post-approval studies for Augment that challenge our ability to improve EBITDA in 2015. These investments are not permanent increases in the cost structure, but will require spending over the next 12 to 24 months.

The second headwind is international infrastructure costs. As we have discussed previously, most of our international infrastructure went to MicroPort with the sale of our hip and knee business. We have rebuilt some of the necessary infrastructure, but need to make further investments to ensure we can properly support the growth of the international business.

These investments are included in our standalone guidance. However, Tornier has a more expanded international infrastructure already in place, which we will be able to leverage through integration and could reduce or eliminate the need for these investments.

The third headwind is a significant year-over-year increase in incentive compensation. In 2014, our US foot and ankle business improved throughout the year and had a very strong finish. Additionally, we executed well on a number of important strategic initiatives.

However, for the full year, our financial performance fell meaningfully short of our plan and our incentive compensation was significantly reduced accordingly. For 2015, we certainly plan on achieving our financial objectives and have included full achievement of our annual incentive plan in our guidance. Finally, and to a lesser extent, EBITDA is negatively impacted year over year by currency.

Although these headwinds impact our standalone profitability in 2015, they have no impact on our ability to achieve our goal of EBITDA margins approaching the 20% range three to four years post the close of the Tornier merger. The Augment-related costs are not permanent. The international infrastructure investments can be reduced or avoided through integration activities and incentive compensation should not have such a significant year-over-year impact in future years.

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Excluding the impact of these headwinds, we are generating approximately $15 million of improvement in EBITDA at the midpoint of our guidance range, with approximately half of our incremental revenue dropping through to EBITDA. This improvement is driven by gross margin expansion and leveraging our corporate overhead and the investments we have made in US sales and marketing in the past few years.

The total of these factors is the midpoint of our adjusted EBITDA guidance range of negative $22 million to negative $27 million. Now for some specifics on the individual line items on the P&L.

First on gross margin. For full year 2015, we are expecting gross margins to improve to the 77% range, over 100 basis point improvement as compared to the 75.9% gross margin for the full year 2014 as we continue to see benefits from our Vital Few initiative to improve gross margins.

In total, SG&A as a percent of sales is expected to improved by approximately 150 basis points for the full year. This includes the headwinds from the Augment launch, international investments, and incentive compensation impact. Excluding these items, we are seeing improvement in SG&A as a percent of sales in the range of 400 basis points.

R&D is expected to increase in the range of 200 basis points as a percent of sales. The increase in R&D expense as a percent of sales is primarily driven by the manufacturing transfer of PDGF to a new vendor, required post-approval studies for Augment, and increased incentive compensation. Excluding any future acquisitions, amortization expense is expected to be in the range of approximately $2.5 million per quarter.

Before we move to line items below the operating income line, to assist you with modeling EBITDA, I do want to provide you with our outlook for depreciation expense, which, for the full year 2015, is in the range of approximately $22 million to $24 million as compared to $18.5 million in 2014. [Side based] expense is anticipated to be in the range of $12.5 million.

Now let’s touch briefly on items below the operating income line. Our expectation for interest and other is approximately $17 million for the year. We expect expense of approximately $3.5 million in Q1 and approximately $4.5 million for the remaining quarters of the year.

Due to the valuation allowance on our NOLs, we will not have an income tax benefit in 2015. We expect to have approximately $1 million of tax expense related to profits in foreign jurisdictions.

For diluted shares, we start the year with a diluted share count of 50.8 million. We are assuming that we would exit the year with diluted shares of 51.5 million, resulting in average diluted share count of 51.1 million. This results in an adjusted EPS guidance range for 2015 of negative $1.67 to negative $1.77. Moving on to cash.

With the uncertainty around the timing of the close of the merger with Tornier and associated costs post close, we are not providing a cash outlook for the end of 2015. Providing that information on a standalone basis would not be meaningful and we don’t have enough clarity today to provide it on a combined basis. To assist you, we will provide information on our cash balance today and provide some color on some of our expected future cash outlays.

Following the close of our recent convertible debt offering and the buyback of a portion of the 2017 convertible notes, we have approximately $495 million of cash and marketable securities. We will pay approximately $100 million upon FDA approval of Augment to the holders of the CVRs.

Between now and close, we will be consuming cash through normal operations, as we will have negative adjusted EBITDA plus normal capital and working capital requirements. Additionally, we will be incurring costs for activities to affect the close and to prepare for integration post close. At or shortly after close, we will have to repay the Tornier debt and pay transaction fees.

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Finally, post close, we will have to incur cost in the near term to achieve our expected cost synergies. Although it is difficult at this time to give clear guidance for our cash balance at any particular future date, we can say that we believe our current cash balance is adequate to fund the combined Company to the point where it is meaningfully cash flow positive.

As it relates to quarterly guidance, as was the case in 2014, for 2015, we will update our annual guidance each quarter, but will not be giving guidance expectations for the current quarter. We do want to provide you with the information on the expected cadence of our business to assist you in modeling our quarterly performance.

For US revenue, we expect growth rates on a quarterly basis that are generally in line with our full-year guidance. Augment revenue will be relatively small the first three months post-approval as we initiate launch activities and work through hospital value-added committees. It is expected to build strongly from that point.

For international, we anticipate low single-digit growth rates in Q1 as we continue to shore up our stocking distributor business and then improvement throughout the year, particularly in the second half as we have easier comps.

Adjusted EBITDA in the first half of 2015 will be significantly lower than our Q4 2014 exit rate due to the impact of lower levels of revenue, investments in the Augment launch and manufacturing transfer ahead of revenue, timing of industry meetings, and incentive compensation. We expect adjusted EBITDA to improve throughout the year, with most of the loss for the full year occurring in the first half the year. We expect to have meaningfully larger amounts of revenue in the second half of the year, driven by both the core business and Augment, resulting in significant operating expense leverage.

Additionally, we expect to see gross margins below the full-year average in the first half of the year and gross margins in the second half that are better than our full-year average as we continue to realize benefits from our gross margin Vital Few initiative and as increased volumes drive higher overhead absorption. Altogether, we anticipate that this will result in a fairly dramatic improvement in adjusted EBITDA from the first half to the second half of the year.

As Bob mentioned, we will provide updated combined guidance following the close of the pending merger with Tornier. I want to caution that while both companies have given standalone guidance, adding together the standalone guidance from both companies is not indicative of the combined Company.

As we stated previously, we expect to see revenue dissynergies in the range of $25 million to $30 million during the first 12 to 18 months post close and expense synergies of $40 million to $45 million by the third full year post close. As we have discussed, our first priority will be to preserve revenue and maintain the momentum of the business. Therefore, you should not expect to see significant expense synergies in the first year post close.

As we look forward post the close of the transaction with Tornier and once fully integrated, we expect a foot and ankle business and upper extremity business that are growing well above market. This combined with the benefits of Augment is expected to result in a total combined Company that is growing in the mid-teens and approaching 20% EBITDA margins over the next 3 to 4 years.

In closing, we are very excited about the future benefit that the final approval of Augment Bone Graft and the merger with Tornier can bring to the business. As a midsized growth company, we will be uniquely positioned with leading technologies and specialized sales forces in the fastest-growing areas of orthopedics, upper extremities, lower extremities, and biologics.

And that strong position will be further enhanced by the anticipated launch of Augment Bone Graft, which represents a breakthrough opportunity in biologics and will add additional depth to what will be the most comprehensive extremity and biologics product portfolios in the industry.

With that, we would now like to open up the call to take your questions.

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QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Matthew O’Brien, Piper Jaffray.

Matthew O’Brien - Piper Jaffray & Co. - Analyst

Hoping we could start with Augment and the commentary about the $10 million to $12 million here in 2015. When you mention the market, historically, I think you talked about a $300 million opportunity and I know a majority of that $10 million to $12 million will likely be in Q4.

So if you do that — if you do that math, you are assuming, I think, something like 10% market share in the first quarter post-approval. So just — can you give us a sense for why you are so confident in that level of revenue that quickly? And then just how you are going to market from a case perspective and selling it and ASPs and so on and so forth?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Yes, thanks, Matt. So we do expect the revenue to ramp as we go through the year after approval. The first couple of months, we had, I think, 30-some physicians in the pivotal study. And I think that those customers are going to get up and running very fast and are very enthusiastic to get going.

Secondly, we have the whole list of physicians that are in the queue to get trained once we are able to do that post-approval. And then thirdly is that we will be right after approval approaching the value-added communities in the hospitals to get in the queue as quickly as we can so that we can get approvals from those committees to start selling in those institutions.

So the ramp will be the current physician — most likely from the physicians that were in the study to the physicians that we can train quickly. And then thirdly, from the value-add committee that we should see — the value — most of that will take place in Q4 and the rest of it will take place before that.

Matthew O’Brien - Piper Jaffray & Co. - Analyst

Okay, but overall, this is — that’s going to be largely end market demand that you’re expecting. No one-time type orders?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Right, right.

Matthew O’Brien - Piper Jaffray & Co. - Analyst

Okay. And then flipping over, Lance, to the SG&A improvement that you talked about in 2015, excluding the additional costs you’re going to have for Augment, etc. That’s a pretty dramatic improvement. Just wanted to get a sense for what’s — what are some of the drivers there.

And then I know you don’t want to talk too much about going forward, but on a standalone basis, I’m sure we shouldn’t expect 400 basis points of SG&A improvement going forward. But is something north of 100 basis points — maybe a couple hundred basis points something that we can start thinking about?

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Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Yes, so Matt, I think - we gave that number to try and provide some clarity on the type of leverage opportunity we have if we can grow the top line well. We’ve talked about our corporate overhead is too high. Unfortunately, we can’t just fix that overnight, but we can hold it relatively flat and get a lot of leverage on that.

And then we’ve also made a lot of investments in the US sales and marketing area and we will continue to make investments. But we also have areas where we are trying to drive productivity and get more out of the money that we’re spending. And that’s really what can drive that type of leverage.

So we are not giving outward-looking guidance on that level of detail around SG&A, either standalone or combined. But I think if you do the math with the synergies we’re talking about and getting to that 20% EBITDA margin in 3 to 4 years, you’ll see that we will have to leverage the core business pretty well. And this guidance we are giving for 2015 is evidence that we can do that.

Matthew O’Brien - Piper Jaffray & Co. - Analyst

Got it. Thank you.

Operator

Richard Newitter, Leerink Partners.

Richard Newitter - Leerink Partners - Analyst

I was hoping just to follow up on Augment. I wasn’t sure — I think Matt had asked what your kind of pricing — your pricing strategy was going to be with this product. Can you elaborate there?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

On — I don’t think he asked that. If he did, I didn’t answer it. So I don’t think that we are in a position right now to say what it’s going to be. We think it’s a very — it’s a premium price product.

It’s going to be — we had looked at what was available in the market regarding autograph as well as stem cells and thought that we would be premium priced. When we looked at a $300 million market we assumed that about 100,000 cases at about $3,000, but we’re not saying that’s our final pricing. But that’s just kind of way looking at it for us.

Richard Newitter - Leerink Partners - Analyst

Okay. That’s helpful. Thanks for the color on that. And then just one more on Augment. Bob, the incremental spending, it sounds like it’s a little bit more around the go-live on the Augment areas where you are going to be approved in the near term.

What about the pipeline sports medical injectable indications you’ve talked about in the past? Any trials that we can think of that you’re going to kickstart there?

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Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Well, we are really focused on getting Augment launched and that’s a big thing to get this right. So we do have plans later in the year, hopefully, that we can look at two additional studies that we have contemplated. One is the injectable and one is the rotator cuff product. But those are really in the beginning stages and shouldn’t have much of an effect on expenses in 2015.

Richard Newitter - Leerink Partners - Analyst

Okay. And then just one last one. You mentioned that obviously US foot and ankle, your outlook remains pretty healthy there for 2014 or mid-teens — mid-to high teens growth.

In upper extremities, you said there’s going to be some ongoing distraction. You’ve already seen some distraction or disruption. How do we think about that initial disruption in the upper extremities area with your dissynergy guidance of $25 million to $30 million? And why isn’t that double counting?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Well, it’s not double counting. It’s the — what did I say — let me take one thing at a time. First of all, there is — we have noticed some distraction so far in that the way that we go-to-market in upper extremities is through a distributor network that — generally speaking, anyway. Not totally, but — that we share with the old MicroPort, OrthoRecon distributors. And that they are understandably a little bit antsy about what’s going to happen in the future regarding distributing that product. So they are — some of them are focusing on other areas, and that’s causing some distraction.

So I think that once — built into our $20 million to $25 million dissynergies is what additional losses that we would anticipate after close may happen as we turn over some distributors, distributors get focused on other things, and some of these, as you know — some of these distributors, the relationship with that physician, they can — can sometimes take that physician with them or that business from that physician with them. So that’s the dissynergies we are building in.

So it’s some distraction we’re seeing right now. We anticipate a little bit more, but most of the dissynergies in that that we are talking about of the $20 million, $25 million are coming from lower extremity, because Tornier has a much larger lower extremity business than we have an upper extremity business.

Richard Newitter - Leerink Partners – Analyst

Thank you.

Operator

Chris Pasquale, JPMorgan.

Chris Pasquale - JPMorgan Securities Inc. - Analyst

Bob, to start with, can you give us any more color on the products that you are looking to divest to satisfy the FTC? In particular, can you confirm whether or not Tornier’s total ankle product line is part of that?

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Bob Palmisano - Wright Medical Group, Inc. - President and CEO

I’m not going to get into that, Chris, because we haven’t — there hasn’t been a firm decision made on that. And if we were to say exactly what these products were, we think it would have kind of a negative effect before the deal closes.

Chris Pasquale - JPMorgan Securities Inc. - Analyst

Okay. So how do you think about the trade-off here and how much it would delay the close of the merger if you did go back to the FTC and try to just address their concerns versus going this route?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Very hard to be precise about that. With the — what the second request is is a request for an enormous amount of data, which will take, in our opinion, several months, actually, to get and to decipher and to get reviewed.

So it’s our opinion that if we’re just looking at speed to close that the best choice by far is the divestiture route. We still don’t believe that there is any antitrust issues, but this would be a long, hard battle. It would take us several months, if not the better part of the year, who knows. And there’s no guarantee of success.

In the meantime, we have two organizations that would be poised to do something, but are being held back. And a market that our competitors could take advantage of. So my judgment right now with the advice that I’ve been given on timing is that the most likely better choice is going to be to divest of the products in question.

It’s not going to materially affect the transaction and we could move ahead, close the transaction, and get on with the business of putting these two companies together, which is really a very good scenario. It’s like two puzzle pieces coming together, where you have these businesses that are very complementary, to have this little area of overlap, but very complementary, and we will have, I think, just a terrific company once we get going. And we are very anxious to do that.

Chris Pasquale - JPMorgan Securities Inc. - Analyst

Okay, that’s helpful. Thanks. And then lastly — so once the FTC does sign off on the deal, whether it’s through you convincing them of your position or actually executing a divestiture, what is the realistic timeline from there to the close? Is that a 30-day lag? 90 days?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Well, we still think it’s possible that we could close in the first half of the year. I think that’s an optimistic view, but I don’t think it would go more than — on the worst-case, I don’t think it’s more than three months or so after that. So I can’t be specific, because we have to go through this process and timing is a little bit uncertain. But our objective is speed to close and get on with this merger.

Chris Pasquale - JPMorgan Securities Inc. - Analyst

Thanks.

Operator

Glenn Novarro, RBC Capital Markets.

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Glenn Novarro - RBC Capital Markets - Analyst

Hi. Good afternoon, guys. The guidance that you’ve given for foot and ankle US 2015, yesterday on Tornier’s call, they said they were seeing some distraction in their foot and ankle business. You called out some distraction in your upper. Are you seeing any distraction in your foot and ankle business? And if so, is that embedded in the guidance?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

We are not seeing any distraction and it’s probably the same as Tornier not seeing distraction in their upper business. Those are businesses that are going to be relatively untouched as the merger goes.

Our upper business will be touched and their lower business will be touched, so those are the areas that there is possible distraction and there is some. And built into our dissynergy numbers are those — what our best guess is that what the numbers will be after the merger.

Glenn Novarro - RBC Capital Markets - Analyst

Okay. And then on a separate note as a follow-up, Bob, you said in your prepared remarks, you are excited to lead the new Company. Can you give us some timelines as to how long you will lead the new Company? Thanks.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

I don’t have anything in mind. It’s going to be up to the Board of Directors. I’m really excited about this. This is — I’ve had several good jobs in med devices. This is the best job ever had, I think, and — this is kind of — putting these two companies together in the future of that is very exciting and I am anxious to participate in that as long as they will have me.

Glenn Novarro - RBC Capital Markets - Analyst

But if it was up to you, you would stay on for several years and see this integration process through?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Absolutely.

Glenn Novarro - RBC Capital Markets – Analyst

Okay, thank you.

Operator

Jeff Johnson, Robert Baird.

Jeff Johnson - Robert W. Baird & Company - Analyst

So Bob, I wanted to start with you. Just on the sales to synergy guidance. If you would divest the product line or lines that you’re talking about, does that impact in the sales dissynergy guidance?

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I guess as I look at Tornier, they’re lower extremities business about $60 million. If you get rid of a third of that, there’s only $40 million left. So then are you essentially saying you would expect about half of that to walk or go somewhere else with those revenue dlssynergies? Just trying to figure out the math there.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Well, I think it’s all built into the number, Jeff. We have obviously spoken with Tornier and gotten their — look, we’ll certainly do our best to minimize that dissynergy, but — and really the other thing is that one of the things that was interesting when we did the MicroPort transaction, which surprised me, quite frankly, is the synergies didn’t happen immediately. It was a quarter or even more later that the full impact was seen.

So I’m not saying this is exactly the same, but I wouldn’t be surprised if we got off to a start that we didn’t see that much. And that as time progressed, it would catch up to us. So that’s kind of the way I’m looking at it.

Jeff Johnson - Robert W. Baird & Company - Analyst

Yes, that’s helpful. And then as I think about — I will make the assumption that at Salto, you might have to divest. Obviously, you don’t want to comment on that. But if it would be something like that, could you talk about — and I’m not trying to put a positive spin on this, but would it have been difficult or would it be difficult to cross-sell those two ankles, cross-train the two sales forces? Is there any relief that comes in having a sales force focused on one ankle product line as opposed to two different lines?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

You could make the case both ways. Left to my own devices, I would prefer to have both products and we will see if that can be done.

Jeff Johnson - Robert W. Baird & Company - Analyst

Yes, understood. And then Lance, just my last question just on — from a modeling standpoint. In the four buckets that were impacting the EBITDA guidance, did you quantify that?

I know you’ve given us a lot of numbers that I can try to back into it, but did you quantify the size of those four buckets combined? And could you point to which of those buckets might be the biggest one or two versus the other two or any way to size that?

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

I didn’t provide any color on which of the individual ones were bigger. What we did say was SG&A leverage is about 150 basis points, including those things, and about 400 basis excluding those things.

And then we talked about a 200 basis point increase in R&D as a percent of sales, primarily related to those things that we noted. So that ought to help you some with math on the magnitude of all of them together. And we’re not going to break them out into individual pieces.

Jeff Johnson - Robert W. Baird & Company - Analyst

Fair enough. Is it fair to think that currency, though, pretty much is a drop through the model? If it is a $10 million — let’s say it’s $9 million to $10 million. You guys are conservative in your guidance right now, so let’s call it $8 million to $10 million is something. Is that pretty much a direct drop through?

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Lance Berry - Wright Medical Group, Inc. - SVP and CFO

No. That’s not — there’s a lot of expenses in local currency, so a cost of sales is not costs of sales in US dollars. But you have sales and operating expenses that are both in local currencies. So we did highlight currency as one of the things that is a drag on EBITDA. I will tell you it is significantly less than the sum of the other three things we noted.

Jeff Johnson - Robert W. Baird & Company – Analyst

All right, that’s great. Thanks.

Operator

Ben Andrew, William Blair.

Kaila Krum - William Blair & Company - Analyst

Hi, guys. This is Kaila in for Ben. Just as it relates to Augment, given the Form 483 that was issued to one of the vendors, can you just help us understand what gives you the confidence that this issue will be resolved in time for a mid-Q2 approval?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Yes. The timing is a little bit of a guess, Kaila, so that’s just to be clear about that. The inspection that occurred at the vendor had 13 observations. In our opinion, none were serious. There were — and it was just the number of observations that was the driving force behind the Form 483.

And so we have been able to help the vendor and see the response. And the response was filed before it was due. The answers were very specific and very credible, in our opinion, and we’ve been through a bunch of these ourselves, these kind of inspections, is the answers are very adequate and should result in the timing that we had said.

That being said, there’s always the chance that they may come back with additional questions. We don’t anticipate that; we thought the answers were full and complete, and now it’s in the hands of the FDA.

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Kaila and just to make sure — this is Lance — to make sure that we are on the same pages, our guidance is still that we expect approval in the first half for Augment. We wanted to give you some clarity around what we think the revenue ramp for the product can be. If we’re going to do that, we had to pick a date for an assumption for approval. We picked the middle of Q2, as the date is as good as any other.

But we weren’t coming out and saying hey, that’s where we are putting the flag in the ground, that we definitively think we’re going to get approval by that date. So I hope that makes sense.

Kaila Krum - William Blair & Company - Analyst

Okay, no, that’s fair. That’s helpful. And then just to follow-up on some of your prior comments as it relates to the merger, can you just touch on your level of comfort today relative to when the deal was initially announced, just in the level of dissynergies that you’ve discussed and put in context with that upper extremity sales force distraction that you are already experiencing and the potential divestiture that you mentioned on the call.

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Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Well, yes, the level of enthusiasm remains high. When you think about putting these two companies together that are so complementary, it is a home run.

As you go through the time, there are some puts and takes. Some things look better; some things don’t look so good. We would have preferred not to have to divest of anything. But it doesn’t materially change anything. It just — it would have been better had we not to.

On the other side of the equation, I think that both companies’ most important product areas are even better than they were at the time that we announced this deal or certainly when we negotiated the deal.

The shoulder business at Tornier is terrific. They got a great pipeline, a new product coming out. And our lower business is extremely strong. Our total ankle business is off the charts. So I think that when you add it all together is there is some things that we prefer to be better, that I mentioned, but in total, I think it’s actually better than when we decided to do this deal.

Kaila Krum - William Blair & Company – Analyst

Okay, helpful. Thank you.

Operator

Mike Matson, Needham and Company.

Mike Matson - Needham & Company - Analyst

I guess I was just wondering if you could give us an update on where things stand with the ENVISION revision ankle system. I didn’t — I don’t think I heard any comments on that during the prepared remarks.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

No, that is I think a big product for us in the future. We are — still don’t have the go-ahead from the FDA on our — on the physician preference testing piece of that. So most likely, that will probably be a 2016 product, rather — but the design — we have a design and we have a strategy.

We feel that we will be able to get the FDA’s clearance and be able to move ahead with that probably — we think it’s a big product in terms of — not in terms of dollars, but in terms of being able to help us convert the market. Doctors always say that — particularly doctors that do mostly fusion cases — is that they would do total ankle cases if they had a better revision option. And we think this will get them to us.

So it’s a very active project. We are working with FDA to make sure that we can get their clearance and move on to physician preference testing and most likely a 2016 launch.

Mike Matson - Needham & Company - Analyst

Okay. And then you just — on the potential divestiture, just assuming that it was the Tornier ankle, how would that affect the competitive dynamics in that market? And then I guess what do you think your ability would be to transition those Tornier customers over to one of the Wright ankles?

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Bob Palmisano - Wright Medical Group, Inc. - President and CEO

You’re making an assumption I don’t want to give credence to, but I do think that these products tend to be sticky, so I think that any product that a doctor is currently using, it is difficult to move them off it. Not impossible, but it is more difficult.

So that’s why we’ve — going into the deal, we anticipated that we would have both products and that we would be able to sell them and physician preference would be a big part of that. And so it is hard — it’s not as good — if that were to happen, that would certainly not be as good as — in my opinion, as having both products.

Mike Matson - Needham & Company - Analyst

Okay. And then finally, any plans to try to get a Medicare add-on payment for Augment?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

No. It’s already — there is enough money we feel in the current DRG to cover that. The economics make sense from a physician and hospital point of view. Don’t forget with the use of Augment is you are eliminating one surgery that has costs and everything to that. So we don’t think there’s any need to do that.

Mike Matson - Needham & Company – Analyst

All right, thanks a lot.

Operator

Raj Denhoy, Jefferies.

Raj Denhoy - Jefferies & Company - Analyst

I’m going to ask one on the divestitures as well. So is the right way to think about this, again, that you gave guidance of $25 million to $30 million in sales dissynergies, we should now figure that that is going to be $21 million higher.

From your comments, it doesn’t sound like you are really expecting to offset to much of that, so it’s really $45 million-ish to $50 million-ish roughly now is what we should assume?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Yes, I think that is right, Raj. If you have a divestiture, there’s no way that it’s 100% incremental. But I think for now, the safe assumption should be that it is incremental to the dissynergies that we gave you previously.

Raj Denhoy - Jefferies & Company - Analyst

Okay. And then in terms of the guidance here for 2015 — you know, 13% to 16% constant currency and I think you said 15% to 17% in foot and ankle, is that all organic or is there still some acquired revenue you’re contemplating in that —

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Bob Palmisano - Wright Medical Group, Inc. - President and CEO

There is very little that is acquired. I think we closed Solana and OrthoPro in January.

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Yes, so there’s one month that we have of acquired revenue benefit in that.

Raj Denhoy - Jefferies & Company - Analyst

Okay. Because it kind of leads to the next question is that you talked about the aspirations of getting the combined business, such that the foot and ankle, the lower extremity business, as well as the upper extremity business are all growing faster than the market — significantly faster than the market you said.

So what is the expectation to what that market growth is? And when you look at the combined Company, just trying to get a sense of what it looks like from a growth rate standpoint.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Yes, the assumption that the market — we think both markets are growing. And talking about upper and lower in the 8% to 10% range, probably closer to 10% in the lower. Probably 9% to 10% in the upper.

Raj Denhoy - Jefferies & Company - Analyst

Okay, so that’s the underlying growth rate and you think you can grow significantly faster? You guided to 15% to 17% in your foot and ankle business.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Yes.

Raj Denhoy - Jefferies & Company - Analyst

And that level of disparity to the underlying growth rate is sustainable? You are experiencing right now a nice launch with INFINITY, but you think that that disparity to the underlying growth rate, we can continue to see that in 2016, 2017?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

I’m not going to give you 2016 and 2017. I think we could definitely see it in 2015.

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Yes, Raj. The other thing I would say is Tornier has a strong pipeline, and we’ve also said that we think that upper and lower can grow above market, but then also Augment should provide additional growth benefit to help us get into that mid-teens growth rate type of profile.

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Raj Denhoy - Jefferies & Company - Analyst

Right. And I don’t imagine you’re going to give us anything in terms of what the trajectory on Augment looks like. You are giving us the balance of 2015, but as you look out, what sort of trajectory you think you can be on with that product as you enter 2016?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

We are not going to do that today, but certainly, we will be giving you — as we get more visibility ourselves, we will be giving a lot more information on it.

Raj Denhoy - Jefferies & Company – Analyst

Okay. Thank you.

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

We did say, Raj, that the first couple months of revenue is probably quite a bit less as we work through these value-added committees and training and then ramp pretty strong from there. That is the color we are providing today.

Raj Denhoy - Jefferies & Company – Analyst

Okay, that’s helpful. Thank you.

Operator

Jason Wittes, Brean Capital.

Jason Wittes - Brean Capital - Analyst

Wanted to ask, you are still — with the — assuming the divestitures that FTC pointed out happen, I think you still think that within three years, you’ll approach that 20% EBITDA margin for the combined entity. Is that still the way to think about it?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Yes, absolutely.

Jason Wittes - Brean Capital - Analyst

And also in terms of timing, the best case scenario I think you said was second quarter. I assume that would be with an asset sale, not with a petition to the FTC, given the timeline you said is about a two month —

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Yes, we said that we thought that the best case scenario is going to be is second quarter — late in the first half, anyway. So that I think that if we went the second request rout, it would take longer.

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Jason Wittes - Brean Capital - Analyst

I see. Do you know how much longer, roughly? I mean, I guess —

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

No, no, no. I don’t know. It’s a [government] agency. All kinds of things happen as you get into that mix. We think we have a strong case, but how long it would take and how worthwhile, that is questionable. That’s why we’ve guided to the point where the most likely scenario would be a divestiture.

Jason Wittes - Brean Capital - Analyst

And I assume on a divestiture, you should get market rates for what foot and ankle businesses have been selling for, which is the upper end of that four to six times revenue to [company] sales. If you don’t want to comment, but I —

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

I don’t think it’s — probably most likely that range.

Jason Wittes - Brean Capital – Analyst

Okay. And then — sorry, go ahead.

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Well, I would say, in this case, divestitures under this scenario don’t typically get market rates. If you do to research, that would be what you —

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

It really depends on the competition for the asset.

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Right.

Jason Wittes - Brean Capital - Analyst

Okay, that’s fair. And then lastly, we’ve gone to a few recent podiatry meetings. And I think the thing we did note is that bundling from some of the larger companies is becoming a much bigger factor than it was even a year ago. How is that affecting your business and what opportunities do you think Wright has for bundling?

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Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Well, we have actually seen a pretty substantial increase in our contracting business, where we put products together and offer an institution a contract. So we have — I think it’s pretty undisputed, the largest portfolio of products for foot and ankle. So we’re not in any way negative to that or afraid of that.

So in some cases, that is true. In some cases, as I mentioned earlier, when speaking about ankles is that physician preference overrules everything. And that even though you get a contract with an institution, that doesn’t necessarily mean that you’re going to get a hold of that business, because physicians still can make their own purchasing decisions to a great extent in a lot of these institutions.

So we are in that game. We have a large product portfolio. Our contracting business increased quite a bit this past year, and I assume that it will increase further. It’s one of the opportunities we see with the merger with Tornier is that we will have even more products that we can put on the contract if that’s the route that makes most sense.

Jason Wittes - Brean Capital – Analyst

Great, thank you very much.

Operator

Larry Biegelsen, Wells Fargo.

Larry Biegelsen - Wells Fargo Securities, LLC - Analyst

Just one follow-up on one that I think has been asked before, just a clarification. So Tornier expects some distractions before the merger closes. I think last night, they said about 200 basis points in their extremities business. Is that baked into the 13% to 16% guidance you’re giving for 2015 and are you willing to quantify that?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

No, we are looking at — our guidance is on a standalone basis for the year, so we’re not baking in anything from Tornier. We are baking in some distraction we are seeing in our upper business, but our upper business is significantly smaller. It’s about $15 million or so in revenue. So it’s significantly smaller, so if we see a large percentage distraction, it is still not a lot of dollars.

Larry Biegelsen - Wells Fargo Securities, LLC - Analyst

Understood. And then Bob, just two more questions for me. One is peak penetration with the current indication of Augment. Were there any analogues — you’ve given us the $300 million number. Are there any analogues that can help us understand where — what the peak sales could be with the current indication?

And just lastly, how large do you estimate the total ankle market is in the United States today? We estimate it’s about $80 million. Where do you see that going at about five years? Thanks.

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Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Yes, I will answer the first part — the second part first is that I think that is probably a pretty good number for today. I think that we are looking at a continued conversion of a lot of fusion cases to total ankle. And I’m not saying we’re going to grow at 30% to 40% a year for the next 10 years, but I do think that this is a — this is still — you are in the third inning of a nine inning game here with total ankle.

We made a real heavy bet on this a couple years ago and really focused on total ankle and I think that is really paying off and we have products in the pipeline. We talked a little about our ENVISION that we hope we can launch next year that will actually enhance that. So we think that that the amount of revenue and the amount of cases done in total ankle is going to continue to be very, very strong for the foreseeable future.

What was the other question you had, Larry?

Larry Biegelsen - Wells Fargo Securities, LLC - Analyst

Any analogue — you’ve given us a $300 million market opportunity for Augment. Are there any analogues that you could point to to estimate what the peak penetration might be — is 50% to get to $150 million with the current indication. Because nothing gets to 100%.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

I realize that. I just think that — no, there are no analogues. I think that we — and when we model this before we actually bought the Company is that we felt that we should get — at some point in time, a majority of the cases should be using biologics. And the fact that we have a lot of data — TMA quality data — should help us get to those cases quickly. So that’s as best as I can say.

I think that the other part of it is is that the current product is not the easiest product for physicians to use. And we have an injectable product that is available in some other countries that we need to do a lot of FDA work on before we can launch. And I think that will also help ramp the usage of it, because it is much easier to use.

Larry Biegelsen - Wells Fargo Securities, LLC - Analyst

Thanks for taking the questions.

Operator

Mark Landy, Summer Street.

Mark Landy - Summer Street Research Partners - Analyst

Just sorry to beat this Augment horse, so I apologize upfront. Thinking about international Augment revenues, how should we think of those in addition to the guidance that you provided for the US? Has that grown over the last year or so? Is it still the US and Canada? How do you plan to increase that maybe through Europe? Just give us some color there.

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Yes, Mark, this is Lance. So we sell it outside of the US in Australia and Canada, primarily in Australia. And we have seen good growth in Australia. Don’t have any new markets coming on in the foreseeable future.

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We are trying to work on what the pathway for an approval would be for Europe, but actually, we don’t have clarity on that at the moment. So that’s nowhere in the near term. So for the moment, it’s — the main markets we have today, which is Australia and Canada, we have had good growth there in the past year and we think we can continue to grow that In the future.

Mark Landy - Summer Street Research Partners - Analyst

Lance, could you give us some kind of level of what you think international 2015 revenues could look like on top of the $10 million to $12 million that you provided for the US?

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

No, Mark, that’s included as part of the assumptions in our international guidance and we’re not going to get into that level of detail. It’s a pretty small portion of the overall international and so we’re not going to get into that level of granularity.

Mark Landy - Summer Street Research Partners - Analyst

And then in the pricing assumption or the market assumption that you carry, what is the number of units that you have assumed will be used per case?

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

It is still being refined, but you are looking at 3 to 4 ccs per case.

Mark Landy - Summer Street Research Partners - Analyst

So I think on the old packaging, Bob — it’s going to be the same as the old packaging, right? So that’s about —

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

The approval is from 1 1/2 ccs. And I think that we are most likely going to be packaging at 3 ccs, maybe 1 1/2 ccs, but in that area, yes.

Mark Landy - Summer Street Research Partners – Analyst

So roughly about two units per case, is —

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Yes. That’s a good way to look at it, yes.

Mark Landy - Summer Street Research Partners – Analyst

And then just lastly, looking at the out years, is it fair to assume 3 to 4 years out that Augment could be 10% to 15% of revenues? Is that a good way to think about it?

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Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Well, that would be great, because the margins are so strong. But I just think the other businesses are not standing still. The other businesses are still have a — the upper and the lower business hopefully will have a very high growth rate also. So I don’t know how you get there, but —.

Lance Berry - Wright Medical Group, Inc. - SVP and CFO

Also Mark, that would sound suspiciously like giving beyond 2015 guidance, which we are not doing today.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Good try.

Mark Landy - Summer Street Research Partners – Analyst

Hey, man, we are all trying to get [disguise the mark].

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Nice try, Mark. There you go.

Mark Landy - Summer Street Research Partners – Analyst

All right, you guys. Thanks for the answers.

Operator

There are no further questions at this time. I would like to turn the call back over to Mr. Bob Palmisano for closing remarks.

Bob Palmisano - Wright Medical Group, Inc. - President and CEO

Thanks, operator. Thank all of you for joining us today. I want to reiterate my excitement for the bright future that I believe is ahead for Wright Medical. Our combination with Tornier represents a terrific opportunity to accelerate our long-term goal of becoming the industry leader in extremities and biologics.

That, coupled with the final anticipated approval of Augment Bone Graft, gives me confidence that we will be well positioned to drive sustainable growth and create shareholder value. I look forward to reporting on our progress on future calls. We appreciate your interest and continued support. This concludes our call.

Operator

Ladies and gentlemen, that concludes today’s conference. Thank you for your participation; you may now disconnect. You all have a great day.

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IMPORTANT ADDITIONAL INFORMATION ABOUT THIS TRANSACTION AND WHERE TO FIND IT

In connection with the proposed merger, Tornier has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Wright and Tornier that also constitutes a preliminary prospectus of Tornier. The registration statement is not complete and will be further amended. Wright and Tornier will make the final joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the final joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie D. Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 26, 2015 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 28, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.